1-13997





P.E 12-31-02



PROCESSED
MAY 05 2003
THOMSON
FINANCIAL

ANNUAL REPORT

◇ 2002 ◇



Club Locations (Alphabetical by Metropolitan Region):

Atlanta, GA
Baltimore, MD
Boston-Worcester, MA
Buffalo, NY
Charlotte, NC
Chicago, IL
Cincinnati, OH
Cleveland-Akron-Canton, OH
Colorado Springs, CO
Columbus, OH
Dallas-Ft. Worth, TX
Dayton, OH
Denver, CO
Detroit, MI
Fresno, CA
Hartford-New Haven, CT
Houston, TX
Indianapolis, IN
Kansas City, MO and KS
Knoxville, TN
Los Angeles-Long Beach, CA
Miami-Ft. Lauderdale, FL
Milwaukee-Madison, WI
Minneapolis-St. Paul, MN
New York, NY
Norfolk-Virginia Beach, VA
Orlando, FL
Philadelphia, PA
Phoenix, AZ
Pittsburgh, PA
Portland, ME
Portland, OR
Providence, RI
Rochester, NY
Rockford, IL
Salt Lake City, UT
San Antonio, TX
San Diego, CA
San Francisco-San Jose, CA
Seattle-Tacoma, WA
St. Louis, MO
Tampa, FL
Toledo, OH
Toronto, Ontario
Tucson, AZ
Tulsa, OK
Washington, D.C.
West Palm Beach, FL



®

Franchised Locations:

Albany, NY
Binghamton, NY
Syracuse, NY
Nassau, Bahamas
Beijing, China
Seoul, South Korea

BALLY TOTAL FITNESS HOLDING CORPORATION
2002 ANNUAL REPORT

Table of Contents

President's Letter 2
The Company 4
Operating Strategies 5
Financial Review 8
Report of Independent Auditors 15
Consolidated Financial Statements 16
Quarterly Consolidated Financial Information 36
Capital Stock Information 37
Management and Board of Directors 38
Stockholder Information 39

Financial Highlights

	2002	2001	2000	1999	1998
	(Dollar amounts in millions, except per share data)				
Operating Data (year ended December 31):					
Net revenues	$ 913.1	$ 852.0	$ 785.9	$ 663.0	$ 575.6
Depreciation and amortization	74.4	73.2	65.6	52.9	48.3
Operating income (loss)	(12.7)	57.8	51.4	33.9	2.6
Before cumulative effect of a change in accounting principle:					
Income	3.5	80.7	78.6	42.4	13.3
Basic earnings per common share	0.11	2.91	3.29	1.81	0.59
Diluted earnings per common share	0.11	2.70	2.84	1.56	0.51
Balance Sheet Data (at December 31):					
Cash and equivalents	$ 12.9	$ 9.3	$ 13.1	$ 23.5	$ 64.4
Installment contracts receivable, net	522.6	528.0	540.3	469.3	406.4
Total assets	1,771.9	1,716.9	1,560.6	1,348.6	1,128.8
Long-term debt, less current maturities	697.9	639.9	674.3	593.9	482.2
Stockholders' equity	529.5	512.7	297.8	212.5	161.8

Dear Fellow Shareholders:

As I evaluate Bally's performance in 2002, I view the year as one of both successes and disappointments. Last year many of the key barometers of the business were up, some to record levels, including dues collected and personal training revenue.

However, at the end of the day earnings were down due in part to us falling short of our overall membership revenue goals. In addition, our stock price fell beyond the impact that the generally poor economy had on the overall stock market.

As the new President and CEO of Bally Total Fitness, I am excited about the future yet I am ever cognizant of the challenges we face. With that said, I believe that 2002 was a year of transition for Bally and one that offered many valuable lessons we will apply going forward as we look to build on the overall success of the Bally brand.

By the numbers, the business results for 2002 were mixed:

- Net revenues rose $61.1 million (7%) to $913.1 million.
- Product and services revenue from personal training and nutritional products grew $72.7 million (50%) to $217.7 million.
- Operating costs rose to $925.9 million from $794.2 (17%) due largely to the operating costs resulting from an aggressive growth in new clubs.
- Operating income fell $70.5 million due in part to a $55 million non-cash special charge to strengthen our accounts receivable reserve.
- Operating cash flows *excluding* the impact of cash accelerations as a result of bulk sales of accounts receivable rose to $88.2 million (53%) from $57.7 million (operating cash flows *including* the impact of the accelerations were $53.5 million).
- Earnings per share declined from $2.70 in 2001 to $.11 last year due in part to a special charge of $1.66 per share last year.

Sharpening the strategy

I intend to build on the successful platform we created and learn from things that have not gone as well as we planned. With that said, we are switching our strategy from one of accelerated club expansion fueled by large capital spending to one of more moderate expansion with the goal of generating positive cash flow in 2003. We plan to achieve this goal in two ways. First, we will take advantage of the embedded growth that comes from our immature club base. With nearly 200 clubs less than 10 years old, of which 131 clubs are less than 5 years old, we know that by adding members and selling more products and services, profitability from these facilities will grow. Second, by opening fewer new clubs in 2003 we plan to reduce our capital spending to not more than $50 million which will be approximately half the average amount we spent in each of the last three years. We can lower overall spending to these levels and still maintain the existing clubs. Contrary to what some assert, we do not need to build new clubs to grow revenues and profits and we intend to prove that.

Building and leveraging the Bally brand in unique and profitable ways

Realizing that some of our most significant immediate growth opportunities lie within our clubs with our current four million members, we will continue to enhance revenue opportunities within our clubs. Some of our greatest potential comes from our development in 2002 of our new *Weight Management Program.* This comprehensive system of nutrition and exercise is customized to an individual's unique metabolism

using state of the art technology. Through this program, we begin to position our Company beyond the realm of fitness to target our fair share of the estimated $39 billion weight loss industry.

We also intend to build on the success we had in 2002 in leveraging our brand's strength and reach. Last year we expanded distribution of our popular *Bally Nutritionals* to 2,200 retail grocery and drug stores throughout America. Some of the major retailers who now carry our products include Publix, Winn Dixie, Ralph's and Longs Drugstores. We also inaugurated our new *Bally Total Fitness Magazine* last year, which joins our successful Crunch magazine in circulation in major retailers such as Borders and Barnes & Noble. In addition, we leveraged our brand strength to help sell other products by licensing our name to Life Fitness Corporation for use on home exercise equipment and to Franklin Covey for use on Bally branded day planners. All these programs provide us the opportunity to reach fitness customers with high quality Bally products and services outside the four walls of our clubs.

Improving new member revenue

Finally, the major challenge coming out of 2002 is the need to improve new member revenue which has been and continues to be the lifeblood of our business. This past year we battled the tough economy for consumer's time and attention. We did not always win the battle. Nonetheless, we implemented several strategies designed to make Bally membership plans as attractive as possible including simplifying the number of memberships we offered, as well as adding pay-as-you-go memberships in all markets. Interestingly, the pay-as-you-go memberships allowed us to capture an incremental percentage of people who might otherwise have not joined. The vast majority of consumers, however, preferred the Bally method of longer commitment in return for a lifetime of lower monthly dues. Our new approach allowed us to reconfirm the value of our business model while showing the flexibility to offer all consumers a membership plan they want.

While we may be living in a time of belt tightening, I also believe the future is not just about cutting back, rather it is a time to rethink and challenge old assumptions and build on the Company's solid foundation. In the end, it is our strategies, tactical execution and the talent we have at all levels of the organization that will enable us to maximize the true potential of our business. As always, our success is dependent on the thousands of men and women who are the heart of this great service organization. I am excited and grateful for the opportunity to lead this team into the future.

We remain fully dedicated to doing the best possible job for our shareholders, members, partners and employees. Thank you for your continued support and your confidence.

Sincerely,



Paul Toback
President, Chief Executive Officer and Director

The Company

Bally Total Fitness Holding Corporation, a Delaware corporation, is the largest commercial operator of fitness centers in North America in terms of revenues, number of members, and number and square footage of its facilities. As of February 28, 2003, we operated 412 fitness centers and had approximately four million members. Our fitness centers are concentrated in major metropolitan areas in 29 states and Canada, with 345 fitness centers located in the top 25 metropolitan areas in the United States and Toronto, Canada. We operate fitness centers in over 50 major metropolitan areas representing 63% of the United States population and over 16% of the Canadian population. Our members made more than 150 million visits to our fitness centers in 2002.

We offer value to our members by providing access to state-of-the-art fitness facilities with affordable membership programs. Bally fitness centers feature an outstanding selection of cardiovascular and strength equipment and offer extensive personal training, weight management and group fitness training programs. In addition, many of our fitness centers include pools, racquet courts, spinning rooms or other athletic facilities. Our new fitness center prototype achieves efficiency by focusing on those fitness services our members use most frequently. We have clustered our fitness centers in major metropolitan areas in order to reach the greatest population and achieve marketing and operating efficiencies. Over 86% of our fitness centers are located in markets in which we have five or more facilities, with our largest concentrations in the New York City, Los Angeles, Chicago, Baltimore/Washington D.C., Boston, Dallas, Houston, Detroit, San Francisco, Toronto, Portland, Seattle, Philadelphia, Atlanta and Miami areas.

The majority of our fitness centers use the service mark "Bally Total Fitness®", including 10 upscale centers that are known as "Bally Sports Clubs℠". The nationwide use of the service mark enhances brand identity and increases advertising efficiencies. Pursuant to our strategy of targeted market segmentation, we have opened or acquired new facilities during the past few years that operate under upscale brands, including 23 fitness centers as "Crunch Fitness℠", 10 fitness centers as "The Sports Clubs of Canada™", seven as "Pinnacle Fitness®" and six as "Gorilla Sports℠".

Our primary target market for Bally Total Fitness branded club new members is the 18 to 34-year old, middle income segment of the population, with secondary target markets including older and higher income segments. We market ourselves to these consumer segments through the use of a variety of membership options and payment plans. Our membership options range from single-club memberships to premium memberships, which provide additional amenities and access to all of our fitness centers nationwide. Similarly, we offer a broad range of payment alternatives. Typically, our Bally Total Fitness branded club members pay an initial membership fee which can either be financed or paid-in-full at the time of joining. Members who choose to finance their initial membership fee generally do so for up to 36 months, subject to state, provincial and local regulations and minimum down payment requirements. In addition to the initial membership fee, members are generally required to pay monthly membership dues in order to use our fitness facilities. We believe the various memberships and payment plans offered, in addition to our strong brand identity and the convenience of multiple locations, constitute distinct competitive advantages. The primary target market for our upscale branded clubs is the 18 to 49-year old, middle to upper income segment of the population. Membership plans in our upscale clubs generally include a higher level of club amenities than the Bally Total Fitness clubs, and are also differentiated by single, multi-club, and all-club membership programs. New members of our upscale clubs generally pay a lower initial membership fee than new members of our Bally Total Fitness clubs, but pay higher monthly dues throughout the life of the membership.

We make certain filings with the Securities and Exchange Commission, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all

amendments to those reports, available free of charge through our website, *www.ballyfitness.com,* as soon as reasonably practicable after they are filed with the Securities and Exchange Commission. Our press releases are also available on our website.

Operating Strategies

Our operating strategy during the past several years has focused on three major objectives: To improve operating margins in our core membership business, to provide new products and services to our members, and to increase the number of fitness centers in operation. While most maturity occurs in the first five years of operation, a new fitness center generally takes approximately seven to ten years to reach full maturity in its dues-paying membership base, and consequently, its earnings contribution and cash flow potential. Our significant new club growth over the last six years has resulted in a large proportion of immature fitness centers relative to the total number of fitness centers we operate. In order to continue to grow operating results and cash flows, in 2002 we dramatically scaled back our growth plans and expect to add fewer new clubs in order to focus our attention on improving operating margins in all our fitness centers. We have placed special emphasis on improving operating results in our base of immature clubs as we work to bring these clubs to full mature operations.

Success with our operating strategy to date has been the result of several targeted business initiatives all aimed at either increasing revenue sources or reducing our operating costs. The following outlines major initiatives we have implemented and which are underway aimed at improving our operating results:

Improving Operating Margins in Our Fitness Centers

Increase Average Membership Price. In 1997 we began to emphasize the sale of higher-margin multiple club membership plans sold on a financed basis to our members. Our common stock offering in that year allowed us to reduce our reliance on lower-margin single-club membership plans, often sold at a discount in order to generate short-term cash flow. Financed membership plans are more attractive to the consumer since they require a lower initial payment, and provide a level monthly payment during the initial financing term, generally for up to 36-months. By offering a higher level of member amenities than single-club membership programs, and through the elimination of discounting inherent in single-club cash memberships, our financed multiple club membership programs have allowed us to significantly increase the average price of our memberships since 1996.

Increase our Base of Upscale Fitness Centers. While our Bally Total Fitness brand fitness centers target the middle income segment of the population, in 1996 we began to move into higher income segments by introducing the first Bally Sports Clubs branded club to our system. Bally Sports Clubs provide a higher level of member amenities and higher monthly payments compared to our Bally Total Fitness brand clubs. We have continued to selectively expand within this upper income segment by acquiring several upscale fitness center operators including Pinnacle Fitness and Gorilla Sports in the San Francisco area in 1998, The Sports Clubs of Canada in the Toronto area in 1999, and Crunch Fitness with locations in New York, Atlanta, Chicago, Miami, Los Angeles and San Francisco in 2001. We have retained the brand identities of these fitness centers to facilitate marketing differentiation between these target income segments. During 2002, new members originated at our 56 upscale clubs committed to average monthly payments of $63, versus $40 at our Bally Total Fitness brand clubs. We believe this 58% higher monthly payment average more than offsets the costs of added amenities along with generally lower membership levels and results in comparable operating margins.

Reduce Club Operating Expenses. We have implemented and intend to continue to pursue, numerous cost saving initiatives aimed at reducing operating expenses in our fitness centers. Over the past several years we have retrofitted clubs with energy efficient lighting fixtures and automatic switches and timers. These efforts have been undertaken to offset the increase in electrical

utility costs, a significant operating expense of our fitness centers. We implemented a comprehensive fitness equipment preventive maintenance program that provides for regular service and replacement of high-wear equipment components resulting in both an improvement in our members' workout experience, and a reduction in the incidence and severity of liability claims by members injured as a result of fitness equipment malfunctions. Our new club design, and all major remodeling projects, have utilized low maintenance building materials to minimize cleaning costs and extend service lives. We have negotiated national buying agreements with national suppliers enabling us to reduce costs through the extended buying power of our 412 clubs. We believe these initiatives, many of which have been made available by our extended buying power, provide us with a competitive cost advantage over single and regional club competitors.

Add Products and Services

Our fitness center operations provide a unique platform for the delivery of value-added products and services to our fitness-conscious members. Prior to 1997, the company provided only minimal additional services outside of membership programs. By 2002, revenue from products and services accounted for over 23% of our total revenue and has grown by 50% during 2002. By integrating personal training, private label nutritional products, and our new Weight Management Program into our core fitness center operations, we have positioned the Bally Total Fitness brand as the total source for all of our members' wellness and fitness needs.

Personal Training. We offer fee-based personal training services in most of our clubs and currently have over 5,000 personal trainers on staff. Our revenue from personal training has grown to $128.4 million in 2002, doubling from 2001, and we added over 2,000 trainers during the year. We continue to integrate personal training services into our new membership programs in order to introduce new members to this important first step toward meeting their fitness goals. In 2002 we introduced an electronic funds transfer monthly payment option to our personal training program, providing members a convenient monthly payment alternative to purchasing multiple-session personal training packages. As a result of our acquisition of Crunch Fitness, we have revised our approach to marketing personal training services to our Bally Total Fitness members based on the very successful targeted personal training sales model created by Crunch Fitness. As we continue to integrate these practices into Bally Total Fitness brand clubs, we believe we can further leverage our existing personal trainer staff and continue to expand this area of our business as the demand for these services continues to increase.

Private-Label Nutritional Products. To further capitalize on our brand identity with our members, we have developed a full line of Bally-branded nutritional products. We currently offer ready-to-drink meal replacement shakes and drinks, energy bars, snack bars, high protein bars, weight management products, multi-vitamins, meal replacement powdered drinks and creatine in our line of nutritional products. Our Rapid Results Diet System products provide for key elements of our integrated weight loss program. During 2002, sales of private label nutritional products generated $47.9 million in revenue, representing a 6% growth from 2001. Several of these products have been integrated into our new membership programs in order to assist new members in meeting nutritional goals as they start their new fitness program, while introducing them to our private label line of nutritional products. We continue to test and bring to market new products to meet customer demand. As a policy, we require manufacturers and suppliers of our nutritional products to maintain significant amounts of product liability insurance.

To further capitalize on the Bally brand outside our clubs, we have also begun limited distribution of our private label nutritional products in select retail grocery and drug store chains. Bally Total Fitness branded nutritional products are currently sold in over 2,200 outside retail stores nationwide.

Fitness Formula Retail Stores. Our members make over 150 million workout visits to our clubs annually, providing a captive market of fitness conscious consumers. Fitness Formula in-club

retail stores have been designed to provide products most needed by our members before, during and after their workout. With 392 stores in operation during 2002, we increased revenue during the year by 24% over 2001 to $53.4 million selling nutritional products (Bally-branded as well as other nationally recognized brands), basic workout apparel, packaged drinks and other fitness-related convenience products. In 172 of our higher-workout volume clubs, our Fitness Formula retail stores include a juice bar providing prepared fruit juice drinks and supplement-enhanced nutritional drinks and other on-demand nutritional products. Our juice bar stores have the additional impact of promoting retail store sales of other products through increased member traffic through the stores.

Weight Management Program. The final testing phases were completed late in 2002, and in January 2003 we announced the nationwide introduction of our new Weight Management Program. Bally's Weight Management Program is a comprehensive nutrition and exercise program customized to an individual's unique metabolism using HealtheTech's BodyGem® device to determine specific calorie needs based on an individual's resting metabolic rate and specific weight goals. Since most of our new members join with a weight loss goal in mind, the new Weight Management Program provides a framework to meet those objectives all within the four walls of our fitness centers as an alternative to specialty weight loss service providers. Using computer-based and manual food logging methods, the program provides for food counseling, personal training and exercise, and integrates Bally's Rapid Results Diet System private label nutritional products in a comprehensive lifestyle health and fitness program. We believe the integration of weight loss services into our existing infrastructure of fitness services provides us with a unique competitive advantage over outside providers of weight loss services, which lack the fitness and targeted nutritional components to weight loss solutions.

Financial Services. In late 1995, in conjunction with a significant financial institution, we implemented a program offering selected members the opportunity to transfer the balance of their financed membership fee to a pre-approved Visa account. We receive reimbursement from the program for telemarketing costs and share in the program's profitability. As of December 31, 2002, over 265,000 credit cards have been issued. We continue to investigate and evaluate other opportunities to offer financial services to our members.

Licensed Products. With our brand recognition and national advertising presence, we have licensed the Bally Total Fitness brand to third party suppliers of fitness-related products. In January 2003 we announced agreements with Life Fitness, licensing a line of Bally Total Fitness branded home fitness equipment for sale to consumers in the United States and Canada, and with Johnson Health Tech Co. Ltd. for sales in South Korea. Our continuing licensing agreement with Sports & Leisure Technology has resulted in Bally-branded portable fitness products being sold in over 3,300 retail chain stores across the United States and Canada. In 2002 we entered an agreement with Franklin Covey to sell a line of Bally Total Fitness daily planners, which include daily fitness tips and workout logs, in 175 Franklin Covey retail stores. We believe licensing of our brand further enhances our brand recognition and further positions us as the total source for consumers' wellness and fitness needs.

Leverage Increased Base of Facilities

To build upon our improved core operations and expanding products and services business, we have invested in facilities expansion during the past five years. In order to strengthen operating results and maximize cash flows we have scaled back our new club expansion plans during 2002 and beyond to further concentrate on bringing our immature and acquired club base to full profitability. While most maturity occurs in the first five years of operation, a new fitness center takes approximately seven to ten years for its dues-paying member base to fully reach maturity, and consequently, its earnings contribution and cash flow potential.

We initiated a plan to increase new facilities openings of our more profitable new fitness center

prototype designed to cost less to build and maintain than our older facilities and, on average, providing 40% more useable space for our members in the same average square footage. The new facilities are generally developed pursuant to long-term lease arrangements and currently require, on average, approximately $1.9 million per fitness center to fund leasehold improvements and exercise equipment. During 2002, we opened 12 of these facilities.

We also upgraded and expanded certain of our existing facilities well-beyond normal maintenance requirements, including adding and upgrading exercise equipment, adding additional space and refreshing interior and exterior finishes to improve club ambiance. We believe these upgrades and expansions have enabled us to continue to attract and retain a strong membership base, increase revenues and more effectively capitalize on our marketing and administrative infrastructure.

Finally, due to our relative size in a fragmented industry, we have been well-positioned to identify opportunities to selectively acquire existing fitness center operations at attractive prices. In 2002, we acquired seven fitness centers in the Boston area. On December 31, 2001, we acquired Crunch Fitness International, Inc., which had 19 fitness centers. In 2000 we acquired 13 fitness centers in Portland, Oregon where we previously had no fitness centers, three centers in San Diego, California and one in Pittsburgh, Pennsylvania. These acquisitions fit our strategic goal of expanding our reach, increasing penetration in key markets, and leveraging our overall infrastructure. We have no near term plans for further expansion through acquisitions.

In 2001, we opened our first Bally branded facility in Nassau, Bahamas through a franchise agreement with Doctor's Hospital, the leading for-profit medical institution in the Caribbean region. In 2002, we signed a joint venture agreement and opened one club with China Sports Industry Co., Ltd, the largest publicly traded company related to sports and fitness in China, to expand Bally Total Fitness to Asia and expect to franchise approximately 50 Bally Total Fitness-branded clubs over the next five years throughout China. Presently there are two clubs open in China (one joint venture club and one franchise club) and signed leases for three additional franchise locations. Also, in 2002, we opened two franchise clubs in South Korea, with another 10-15 clubs expected to open in South Korea in the next five years. We currently have an agreement with an unaffiliated third party to develop franchise locations in five countries in Southeast Asia including Thailand, Taiwan, Malaysia, the Philippines and Singapore. International franchise arrangements provide further leverage of our brand identity into new and developing markets without the inherent risk and capital requirements of direct foreign investment.

Financial Review

Results of Operations

Comparison of the years ended December 31, 2002 and 2001

In our earnings release of February 12, 2003 announcing our results for the year ended December 31, 2002, we classified a "special charge" of $55 million to strengthen our installment contracts receivable reserves within operating costs and expenses. Upon further evaluation it was determined that instead of reporting this charge as an operating expense, it is being reported as a reduction of net revenues, which is consistent with our policy of recording the provision for doubtful accounts and cancellations as an element of net revenue. This reclassification has no impact on operating income, net income or earnings per share.

Net revenue for 2002 was $913.1 million compared to $852.0 million in 2001, an increase of $61.1 million (7%), inclusive of $73.0 million (9%) attributable to Crunch Fitness and offset by a special charge of $55 million to strengthen our installment contracts receivable reserves. Net revenue from comparable fitness centers, exclusive of the special charge, increased 3%. The increase in total net revenues, exclusive of the special charge, resulted from the following:

- Membership revenue increased $41.0 million (6%) from the prior year, including a 28% increase in dues revenue (9% related to same clubs) recognized during the year. Dues

revenue for the year equaled more than half of total membership revenue. The provision for doubtful receivables and cancellations, included as a direct reduction of membership revenue, was 41% of the gross financed portion of originations for both periods.

- Products and services revenue increased $72.7 million (50%) over 2001, primarily reflecting the continued growth of personal training services, nutritional product sales and the addition of Crunch Fitness, which accounted for $19.5 million of the increase.
- Miscellaneous revenue increased $2.3 million (13%) over 2001, reflecting increases in sub-rental income, franchise fees and co-marketing revenue.

The weighted-average number of fitness centers during 2002 increased to 412 from 385 during 2001, a 7% increase, including a 56% increase in the weighted-average number of centers operating under our upscale brands from 36 to 56, largely resulting from the acquisition of Crunch Fitness. During 2002, we opened 14 new fitness centers within our major metropolitan areas. In April 2002 we acquired seven additional fitness centers with our acquisition of Planet Fitness in the Boston area. At December 31, 2002, we operated a total of 56 upscale fitness centers: 23 as "Crunch Fitness", 10 as "Bally Sports Clubs", 10 as "The Sports Clubs of Canada", seven as "Pinnacle Fitness" and six as "Gorilla Sports".

Gross committed membership fees is a measure which includes the total potential future value of all initial membership fee revenue, dues revenue, earned finance charges and membership-related products and services revenue from new membership sales originations in a period. It is measured on a gross basis before consideration of our provision for doubtful accounts and cancellations and without deferral of initiation fee revenue, and includes the future potential collection of dues revenue over the initial term of membership. We track gross committed membership revenue as an indicator of the success of our current sales activities and believe it to be a useful measure to allow investors to understand current trends in membership sales which may not be apparent under deferral accounting for the initiation fee component of membership revenue.

The following table reconciles total gross committed membership fees during 2002, 2001 and 2000 to initial membership fees originated, net:

	2002	2001	2000
Gross committed membership fees	**$1,132,634**	$1,073,619	$1,073,775
Less: Committed monthly dues	**(233,039)**	(144,939)	(141,286)
Provision for doubtful receivables and cancellations	**(329,308)**	(335,628)	(337,076)
Unearned finance charges and other	**(172,947)**	(169,103)	(165,976)
Products and services revenues included in membership programs	**(78,246)**	(55,155)	(41,888)
Initial membership fees originated, net	**$ 319,094**	$ 368,794	$ 387,549

Gross committed membership fees increased 5%, compared to 2001. The gross committed monthly membership fees originated during 2002 averaged $43 versus $40 in 2001, a 7% increase. This increase results primarily from higher monthly dues included in memberships originated at our Bally Total Fitness clubs, the addition of Crunch Fitness with its higher membership fee structure, and an increase in new memberships originated which include a personal training component. The number of new members joining increased 2% during 2002 compared with a year ago, with a 2% decrease at our Bally Total Fitness clubs. The average committed duration of memberships originated during 2002 was 30.4 months versus 31.0 months in the prior year, a 2% decrease. This decrease results primarily from the shorter commitment term of memberships offered at Crunch Fitness, the addition of five new clubs in states and provinces that limit contract duration to twelve months, and an increase in the number of shorter commitment membership programs available at Bally Total Fitness clubs.

The operating loss for 2002 was $12.7 million compared to operating income of $57.8 million in

2001. Our operating loss resulted principally from special charges of $72.2 million in 2002 described fully in the following paragraph. Operating income for 2002 excluding the 2002 special charges was $59.5 million compared to $64.5 million, excluding special charges of $6.7 million, in 2001. This decrease of $5.0 million (8%) was due to a $116.1 million increase in net revenue (14%), offset by an increase in operating costs and expenses of $119.9 million (17%) and an increase in depreciation and amortization of $1.2 million. The 2001 results included $7.6 million of goodwill amortization which, under current accounting standards, is no longer amortized. Earnings before interest, taxes, depreciation and amortization, including finance charges earned ("EBITDA"), was $129.5 million in 2002 versus $198.3 million in 2001, a 35% decline, due primarily to the special charges recorded in 2002. EBITDA exclusive of the impact of the special charges, was $201.7 million in 2002 versus $205.0 million in 2001, a 2% decline. The following table reconciles operating income (loss) to EBITDA:

	2002	2001	2000
Operating income (loss)	**$ (12.7)**	$ 57.8	$ 51.4
Add: Depreciation and amortization	**74.4**	73.2	65.6
Finance charges earned	**67.8**	67.3	68.5
EBITDA	**129.5**	198.3	185.5
Add: Special charges	**72.2**	6.7	6.5
EBITDA (before special charges)	**$201.7**	$205.0	$192.0

The EBITDA margin was 13% for 2002 compared to 22% in 2001. This decline results primarily from the 2002 special charges. The EBITDA margin, before special charges, was 19% for 2002 compared to 22% in 2001. This decrease is due, in part, to the continuing trend of lower new membership originations at mature clubs, the proportion of clubs open less than five years, and the initially lower margins attributable to the 19 Crunch Fitness centers acquired at the end of 2001 and the seven centers acquired in the Boston area in April 2002. Fitness center operating expenses increased $60.8 million (12%), due principally to incremental costs of operating new fitness centers, including Crunch Fitness, which represented approximately $36.3 million of the increase. Products and services expenses increased $50.2 million (55%) to support the revenue growth of product and service offerings. Direct operating margin from products and services increased to $76.1 million from $53.6 million in 2001, a 42% increase (23% related to same clubs), with a margin of 35% in 2002 compared to 37% in 2001. Member processing and collection center expenses increased $3.0 million (7%) from 2001, reflecting increased costs to serve the higher number of clubs and members as compared to the prior year. Advertising expenses increased $1.5 million (3%) compared to the prior year. General and administrative expenses increased $4.3 million (14%) compared to the prior year to support our overall growth strategy. Depreciation and amortization expense increased $1.2 million (2%) largely as a result of increased expenditures for property and equipment and acquired fitness centers during the past two years, offset by the elimination of goodwill amortization in 2002 as the result of new accounting standards.

The special charges in 2002 included $55.0 million recorded as a reduction to net revenues to strengthen our installment contracts receivable reserves. In connection with our intentions to seek alternatives for the financing portion of our business model, we undertook a study to determine the net realizable values of recent years' sales activity and membership installment contracts receivable on an accelerated monetization basis. Our previous method for estimating the adequacy of balance sheet reserves did not assume an accelerated monetization scenario. Given that the receivables portfolio may be substantially monetized during the next 12 to 18 months, strengthening our receivables reserves was warranted and resulted in the special charge. Special charges in 2002 also included $7.3 million to provide for amounts related to a separation agreement entered into when our former CEO retired, $3.4 million to write-down inventory shortages, and $6.5 million to settle a class action lawsuit arising in the early 1990's. Special charges in 2001 related to cancelled or reformatted marketing events and other direct and indirect costs from disruptions and shutdowns of various club operations and programs resulting from the September 11th

terrorist events and separately, the Company's repositioning of in-club retail stores. Comparisons made in the previous paragraph which exclude these special charges from our results have been made because we believe the unusual nature of these charges should be taken into consideration when the trend of our operating results is used by investors.

Finance charges earned in excess of interest expense totaled $12.3 million in 2002, an increase of $3.9 million over last year resulting principally from lower interest rates on our borrowings, and higher installment contracts receivable offset by a decrease in finance rates earned.

At December 31, 2002, for accounting purposes, the Company had approximately $114 million of unrecognized federal net operating loss carryforwards. Separately, the Company's alternative minimum tax ("AMT") net operating loss carryforwards have been substantially recognized. Therefore, having fully recognized AMT net operating loss carryforwards for reporting purposes, the Company's federal income tax rate increased to 20% during the second quarter of 2002. The 20% rate will remain in effect until such time as all AMT credits are fully utilized, which is not currently expected before 2005. In the first quarter of 2002 and the third quarter of 2001, the Company reduced its valuation allowance against its net operating loss carryforwards by approximately $4 million and $15 million, respectively, which offset charges related to its provision for alternative minimum taxes and state income and other taxes. These adjustments were reflected as reductions of the tax provision, increasing net income.

Comparison of the years ended December 31, 2001 and 2000

Net revenue for 2001 was $852.0 million compared to $785.9 million in 2000, an increase of $66.2 million (8%). Net revenue from comparable fitness centers increased 6%. The increase in total net revenues resulted from the following:

- Membership revenue increased $30.3 million (5%) over the prior year, including a 5% increase in dues revenue recognized during the year. The provision for doubtful receivables and cancellations, included as a direct reduction of membership revenue, was 41% of the gross financed portion of originations for both periods.
- Products and services revenue increased $34.1 million (31%) over 2000, primarily reflecting the continued growth of personal training services and nutritional product sales.
- Miscellaneous revenue increased $1.9 million (12%) over 2000, primarily reflecting additional revenue from co-marketing partnerships.

The weighted-average number of fitness centers during 2001 increased to 387 from 376 during 2000, a 3% increase, including an increase in the weighted-average number of centers operating under our upscale brands from 34 to 38. During 2001, we opened 18 new fitness centers within our major metropolitan areas. On December 31, 2001, we acquired 19 additional fitness centers (with our acquisition of Crunch Fitness) that are not reflected in our 2001 results or averages. At December 31, 2001, we operated a total of 55 upscale fitness centers: 19 as "Crunch Fitness", 12 as "Bally Sports Clubs", 11 as "The Sports Clubs of Canada", seven as "Pinnacle Fitness" and six as "Gorilla Sports".

Gross committed membership fees were approximately unchanged compared to 2000. The gross committed monthly membership fees originated during 2001 and 2000 averaged $40. The number of new members joining increased 8% during 2001 compared to 2000, with a 7% increase at our Bally Total Fitness clubs. The average committed duration of memberships originated was 31.0 months during 2001 compared to 32.8 months in 2000. This decrease resulted from an increase in the number of shorter term commitment membership programs available at Bally Total Fitness clubs.

Operating income for 2001 was $57.8 million compared to $51.4 million in 2000, a 12% increase. The increase of $6.4 million (12%) was due to a $66.2 million increase in net revenue (8%), offset, in part, by an increase in operating costs and expenses of $59.8 million (8%) including a $7.6 million increase in depreciation

and amortization. EBITDA was $198.3 million in 2001 versus $185.5 million in 2000, a 7% increase. The EBITDA margin was 22% in both periods. In 2001, the margin was negatively impacted by increases in utilities costs system-wide and by new club growth which, due to deferred revenue accounting, initially results in higher incremental operating costs than recognized revenues. Fitness center operating expenses increased $30.2 million (6%), due principally to incremental costs of operating new fitness centers and higher energy costs. Products and services expenses increased $19.7 million (27%) to support the revenue growth of product and service offerings. Direct operating margin from products and services increased to $53.6 million from $39.2 million in 2000 (37%), with a margin of 37% in 2001 compared to 35% in 2000. Member processing and collection center expenses decreased $1.2 million (3%) as a result of expense reimbursements from servicing fees associated with servicing the portions of the installment contracts receivable portfolio that were sold in 2001 to a major financial institution. Advertising expenses increased $2.6 million (5%) compared to 2000 due to a change in advertising strategy to reach new segments of prospective customers and to support clubs in new markets. General and administrative expenses increased $.8 million (3%) compared to 2000 to support the Company's overall growth. Depreciation and amortization expense increased $7.6 million (12%) largely as a result of increased expenditures for property and equipment and acquired fitness centers during the past two years.

In 2001 we recorded special charges of $6.7 million related to cancelled or reformatted marketing events and other direct and indirect costs from disruptions and shutdowns of various club operations and programs resulting from the September 11th terrorist events and a one-time markdown of retail apparel in connection with management's strategic repositioning of in-club retail stores, adding juice bars to replace slow moving, lower margin fashion apparel. In 2000 we recorded a special charge of $6.5 million which represented a one-time non-cash charge to write off third-party internet investments.

Finance charges earned in excess of net interest costs totaled $9.2 million in 2001, an increase of $1.0 million over 2000 resulting from a reduction in the Company's net borrowings, offset in part, by reductions in finance charges earned due to the sale of receivables in 2001.

The income tax provisions for 2001 and 2000 reflect state and Canadian income taxes. The federal provisions were offset by the utilization of prior years' net operating losses. In addition, as a result of our improved operating results and trends, we reduced our tax valuation allowance by $15.0 million and $20.0 million in the third quarters of 2001 and 2000, respectively. These adjustments were reflected as reductions of the tax provision, increasing net income.

Liquidity and Capital Resources

Cash flow provided from operating activities for 2002 was $53.5 million compared to $101.8 million in 2001, which included $60.3 million of net accelerated collections from the sale of installment contracts receivable. During the first and third quarters of 2001, the Company sold a portion of its installment contracts receivable portfolio to a major financial institution at net book value, with combined proceeds of $105 million. During the fourth quarter of 2002, the Company sold a portion of its installment contracts receivable portfolio to a major financial institution at net book value, receiving proceeds of $23.3 million, partially offsetting the effect of the 2001 acceleration on the 2002 collections. Excluding the impact of the sales of receivables and net of the change in dues prepayments during the periods, cash flows from operating activities were $88.2 million in 2002, compared to $57.7 million in 2001, a $30.5 million (53%) increase.

In order to give investors the ability to understand our cash flows from operating activities on a basis consistent with other periods where we have not accelerated cash collected on installment contracts receivable, the following table sets forth cash flows from operating activities on a comparable basis to exclude the impact of sales of receivables, to add back actual cash collections on the sold portfolios, and to reflect the impact of

changes in dues prepayments during each year (in thousands):

	2002	2001	2000
Cash flows from operating activities, as reported	**$53,501**	$101,772	$49,167
Acceleration of collections through bulk sale of installment contracts receivable	**(23,345)**	(105,000)	
Collections on installment contracts receivable sold	**57,930**	44,691	
Change in dues prepayments	**151**	16,192	(2,729)
Cash flows from operating activities on a comparable basis	**$88,237**	$ 57,655	$46,438

Over the past five years, we have expanded our capacity to attract new members and better serve existing members by adding new clubs and by refurbishing and expanding existing clubs. The following table details cash used in investing activities during the past five years (in thousands):

	2002	2001	2000	1999	1998
Club improvements	**$21,556**	$ 26,400	$ 20,967	$ 11,582	$29,998
New clubs	**36,110**	41,959	42,362	38,762	23,083
Club remodels and expansions	**12,730**	12,289	36,661	37,286	12,714
Administrative and systems	**4,744**	10,523	4,749	8,689	10,637
Acquisitions and other	**6,610**	30,692	4,066	18,921	2,521
Real estate purchases	**11,510**		3,655	22,770	
	$93,260	$121,863	$112,460	$138,010	$78,953

We presently have no commitments to acquire clubs or real estate during 2003. Spending on club remodels and expansions is expected to significantly decline. New club spending is not expected to exceed $25 million for 2003, and club improvements should be less than or equal to the 2002 level. Administrative and systems spending will also decline significantly resulting from the completion of the new club management system.

We are authorized to repurchase up to 1,500,000 shares of our common stock on the open market from time to time. We repurchased 625,100 shares between August 1998 and November 1999 at an average price of $18 per share and 54,500 shares in February 2002 at $15.73 per share.

In March 2001, we sold 2,238,821 shares of our common stock to the public, and the Estate of Arthur M. Goldberg, our former Chairman, exercised an outstanding warrant to purchase 2,207,104 shares of our common stock. We received net proceeds from these transactions of approximately $65 million, which was initially used to reduce bank debt and subsequently to fund a portion of capital expenditures.

Our bank credit facility provides up to $225.0 million of availability consisting of a three-year $135.0 million term loan and a $90.0 million three-year revolving credit facility. The amount available under the revolving credit facility is reduced by any outstanding letters of credit, which cannot exceed $30.0 million. At December 31, 2002, we had drawn $49.5 million on the revolving credit facility and had outstanding letters of credit totaling $4.6 million. The $135.0 million term loan is repayable in 13 installments. The first installment of $250,000 was paid in December 2001, 11 quarterly installments of $460,000 began March 31, 2002 and the final installment of $129,690,000 is due November 2004. We have no scheduled principal payments under our subordinated debt until October 2007. In November 2001, we issued Securitization Series 2001-1, a $155.0 million revolving series under the H&T Master Trust. At December 31, 2002 we had drawn $155.0 million on this series. The principal balance will begin amortizing in December 2003. Our debt service requirements, including interest, during 2003 are approximately $77 million, exclusive of principal payments on the securitization. We believe based upon most recent results that we will be able to satisfy our 2003 requirements for debt service and capital expenditures, out of available cash balances, cash flow from operations and borrowings on the revolving credit facility. In addition to cash from operating activities, we believe our longer-term debt service requirements through 2004, can be satisfied by refinancing our term loan and securitization facility although there are no assurances that such refinancings will be completed.

We guarantee the lease on one fitness center, which is part of a joint venture with Holmes Place, Plc. The lease has a 15 year term which began in May 2002 with current annual rental (subject to escalation) of $.6 million.

Forward-Looking Statements

Forward-looking statements in this Form 10-K, including, without limitation, statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, among others, the following: general economic and business conditions; the impact of our debt structure; risks related to acquisitions; competition; success of operating initiatives, advertising and promotional efforts; existence of adverse publicity or litigation; acceptance of new product offerings; changes in business strategy or plans; quality of management; availability, terms and development of capital; business abilities and judgment of personnel; changes in, or the failure to comply with, government regulations; regional weather conditions; and other factors described in this Form 10-K or in other of our filings with the Securities and Exchange Commission. We are under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Market Risk

We are exposed to market risk from changes in the interest rates on certain of our outstanding debt. The outstanding loan balance under our bank credit facility and the Series 2001-1 accounts receivable-backed variable funding certificates bear interest at variable rates based on prevailing short-term interest rates in the United States and Europe. We have purchased an 8.50% interest rate cap on the Series 2001-1 accounts receivable-backed variable funding certificates, for which $155.0 million was outstanding as of December 31, 2002. We presently do not use other financial derivative instruments to manage our interest costs. We are subject to minimal foreign exchange and commodity risk.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Bally Total Fitness Holding Corporation

We have audited the accompanying consolidated balance sheets of Bally Total Fitness Holding Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bally Total Fitness Holding Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in the Goodwill, trademarks and intangible assets note to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and intangible assets.

ERNST & YOUNG LLP
Chicago, Illinois
February 12, 2003

BALLY TOTAL FITNESS HOLDING CORPORATION

CONSOLIDATED BALANCE SHEET

	December 31	
	2002	2001
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and equivalents	$ 12,907	$ 9,310
Installment contracts receivable, net	271,531	254,412
Other current assets	92,764	99,098
Total current assets	377,202	362,820
Installment contracts receivable, net	251,074	273,607
Property and equipment, at cost:		
Land	43,415	38,125
Buildings	150,228	140,972
Leasehold improvements	717,664	673,737
Equipment and furnishings	284,845	265,916
	1,196,152	1,118,750
Accumulated depreciation and amortization	(538,613)	(490,116)
Net property and equipment	657,539	628,634
Goodwill	242,854	226,701
Trademarks	6,969	6,969
Intangible assets, less accumulated amortization of $9,453 and $8,873	2,786	3,367
Deferred income taxes	81,314	76,104
Deferred membership origination costs	119,484	112,959
Other assets	32,652	25,729
	$1,771,874	$1,716,890

See accompanying notes.

	December 31 2002	December 31 2001
	(In thousands, except share data)	
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 51,752	$ 50,471
Income taxes payable	1,497	1,974
Deferred income taxes	29,303	32,346
Accrued liabilities	87,683	75,309
Current maturities of long-term debt	28,904	25,302
Deferred revenues	271,031	294,930
Total current liabilities	470,170	480,332
Long-term debt, less current maturities	697,850	639,869
Other liabilities	10,689	12,555
Deferred revenues	63,689	71,400
Stockholders' equity:		
Preferred stock, $.10 par value; 10,000,000 shares authorized; none issued		
Series A Junior Participating; 602,000 shares authorized; none issued		
Common stock, $.01 par value; 60,200,000 shares authorized; 33,861,964 and 32,994,596 shares issued	338	329
Contributed capital	670,561	657,546
Accumulated deficit	(104,279)	(107,807)
Unearned compensation (restricted stock)	(25,509)	(26,559)
Common stock in treasury, at cost, 668,539 and 614,039 shares	(11,635)	(10,775)
Total stockholders' equity	529,476	512,734
	$1,771,874	$1,716,890

BALLY TOTAL FITNESS HOLDING CORPORATION

CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31		
	2002	2001	2000
	(In thousands, except share data)		
Net revenues:			
Membership revenue	$ 730,589	$ 689,547	$ 659,279
Products and services	217,667	144,926	110,869
Miscellaneous revenue	19,884	17,570	15,714
	968,140	852,043	785,862
Special charge to membership receivable reserve	(55,000)		
	913,140	852,043	785,862
Operating costs and expenses:			
Fitness center operations	557,749	496,937	466,702
Products and services	141,570	91,376	71,716
Member processing and collection centers	45,340	42,304	43,486
Advertising	55,547	54,002	51,443
General and administrative	34,010	29,726	28,964
Special charges	17,227	6,700	6,500
Depreciation and amortization	74,423	73,202	65,605
	925,866	794,247	734,416
Operating income (loss)	(12,726)	57,796	51,446
Finance charges earned	67,771	67,258	68,462
Interest expense	(55,468)	(58,848)	(62,058)
Other, net	(566)	751	1,760
	11,737	9,161	8,164
Income (loss) before income taxes	(989)	66,957	59,610
Income tax benefit	4,517	13,750	19,000
Net income	$ 3,528	$ 80,707	$ 78,610
Basic earnings per common share	$ 0.11	$ 2.91	$ 3.29
Average common shares outstanding	32,163,019	27,744,046	23,858,486
Diluted earnings per common share	$ 0.11	$ 2.70	$ 2.84
Average diluted common shares outstanding (includes 822,712, 2,104,154 and 3,793,551 common equivalent shares in 2002, 2001 and 2000, respectively)	32,985,731	29,848,200	27,652,037

See accompanying notes.

BALLY TOTAL FITNESS HOLDING CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common stock						
	Shares	Par value	Contributed capital	Accumulated deficit	Unearned compensation (restricted stock)	Common stock in treasury	Total stockholders' equity
					(In thousands, except share data)		
Balance at December 31, 1999	23,755,394	$243	$498,093	$(267,124)	$ (7,978)	$(10,775)	$212,459
Net income				78,610			78,610
Issuance of common stock for acquisitions of businesses	295,151	3	4,691				4,694
Restricted stock activity	90,000	1	3,779		(3,779)		1
Issuance of common stock under stock purchase and option plans	212,401	2	2,076				2,078
Balance at December 31, 2000	24,352,946	249	508,639	(188,514)	(11,757)	(10,775)	297,842
Net income				80,707			80,707
Sale of common stock	2,238,821	22	53,805				53,827
Exercise of warrants	2,207,104	22	11,587				11,609
Issuance of common stock for acquisitions of businesses	2,987,865	30	61,863				61,893
Restricted stock activity	352,500	4	14,802		(14,802)		4
Issuance of common stock under stock purchase and option plans	241,321	2	2,850				2,852
Income tax benefit from stock options exercised			4,000				4,000
Balance at December 31, 2001	32,380,557	329	657,546	(107,807)	(26,559)	(10,775)	512,734
Net income				3,528			3,528
Exercise of warrants	250,000	3	2,510				2,513
Issuance of common stock for acquisitions of businesses	382,827	4	8,851				8,855
Restricted stock activity	110,000	1	(125)		1,050		926
Issuance of common stock under stock purchase and option plans	124,541	1	1,779				1,780
Purchases of common stock	(54,500)					(860)	(860)
Balance at December 31, 2002	33,193,425	$338	$670,561	$(104,279)	$(25,509)	$(11,635)	$529,476

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31		
	2002	2001	2000
			(In thousands)
OPERATING:			
Net income	$ 3,528	$ 80,707	$ 78,610
Adjustments to reconcile to cash provided —			
Depreciation and amortization, including amortization included in interest expense	78,236	76,865	69,381
Changes in operating assets and liabilities	(29,189)	(55,800)	(98,824)
Stock-based compensation	926		
Cash provided by operating activities	53,501	101,772	49,167
INVESTING:			
Purchases and construction of property and equipment	(75,140)	(91,171)	(104,739)
Purchases of real estate	(11,510)		(3,655)
Acquisitions of businesses and other	(6,610)	(30,692)	(4,066)
Cash used in investing activities	(93,260)	(121,863)	(112,460)
FINANCING:			
Debt transactions —			
Net borrowings (repayments) under revolving credit agreement	31,500	(51,500)	69,500
Net borrowings (repayments) of other long-term debt	9,928	4,104	(18,661)
Debt issuance and refinancing costs	(1,505)	(4,569)	
Cash provided by (used in) debt transactions	39,923	(51,965)	50,839
Equity transactions —			
Proceeds from sale of common stock		53,827	
Proceeds from exercise of warrants	2,513	11,609	
Proceeds from issuance of common stock under stock purchase and option plans	1,780	2,856	2,078
Purchases of common stock for treasury	(860)		
Cash provided by financing activities	43,356	16,327	52,917
Increase (decrease) in cash and equivalents	3,597	(3,764)	(10,376)
Cash and equivalents, beginning of year	9,310	13,074	23,450
Cash and equivalents, end of year	$ 12,907	$ 9,310	$ 13,074

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS — (continued)

	Year ended December 31		
	2002	2001	2000
			(In thousands)
SUPPLEMENTAL CASH FLOWS INFORMATION:			
Changes in operating assets and liabilities, net of effects from acquisitions or sales, were as follows —			
Decrease (increase) in installment contracts receivable	$ 5,414	$ 5,189	$(65,226)
Decrease (increase) in other current and other assets	6,272	(3,195)	(22,397)
Decrease (increase) in deferred membership origination costs	(6,525)	1,170	(7,934)
Increase (decrease) in accounts payable	1,281	(5,600)	1,974
Decrease in income taxes	(4,814)	(16,780)	(20,132)
Increase in accrued and other liabilities	9,592	382	2,496
Increase (decrease) in deferred revenues	(40,409)	(36,966)	12,395
	$(29,189)	$(55,800)	$(98,824)
Cash payments for interest and income taxes were as follows —			
Interest paid	$ 53,936	$ 60,256	$ 61,982
Interest capitalized	(2,942)	(3,984)	(3,959)
Income taxes paid, net	403	3,029	1,132
Investing and financing activities exclude the following non-cash transactions —			
Acquisition of property and equipment through capital leases/borrowings	$ 10,991	$ 23,472	$ 28,892
Acquisitions of businesses with common stock	8,855	62,132	4,695
Restricted stock activity	(1,050)	14,802	3,779
Assumed debt related to acquisitions of businesses	2,846	3,862	7,577
Tax benefit from exercise of employee stock options		4,000	

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts in thousands, except share data)

Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements include the accounts of Bally Total Fitness Holding Corporation (the "Company") and the subsidiaries that it controls. The Company, through its subsidiaries, is a nationwide commercial operator of fitness centers with 412 facilities, at February 28, 2003, located in 29 states and Canada. The Company operates in one industry segment, and all significant revenues arise from the commercial operation of fitness centers, primarily in major metropolitan areas in the United States and Canada. Unless otherwise specified in the text, references to the Company include the Company and its subsidiaries.

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which require the Company's management to make estimates and assumptions that affect the amounts reported therein. Actual results could vary from such estimates. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

Cash equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short maturity of those instruments.

Property and equipment

Depreciation of buildings, equipment and furnishings (including assets under capital leases) is provided on the straight-line method over the estimated useful lives of the related assets. Buildings are depreciated over 30 years and useful lives for equipment and furnishings range from three to 15 years. Amortization of leasehold improvements is provided on the straight-line method over the lesser of the estimated useful lives of the improvements or the lease periods. Depreciation and amortization of property and equipment was $73,793, $64,875 and $57,875 for 2002, 2001 and 2000, respectively.

Deferred finance costs

Deferred finance costs are amortized over the terms of the related debt using the straight-line method. Included in "Other assets" at December 31, 2002 and 2001 were deferred finance costs of $10,015 and $12,056 respectively, net of accumulated amortization of $17,517 and $13,874, respectively.

Membership revenue recognition

The Company's fitness centers primarily offer a dues membership, which permits members, upon paying an initial membership fee, which may be financed, to maintain their membership on a month-to-month basis as long as monthly dues payments are made. Initial membership fees may be paid in full when members join or may be financed via installment contracts over periods ranging up to 36 months. Revenues from initial membership fees (net of any related allowances) are deferred and recognized ratably over the weighted-average expected life of the memberships, which for paid-in-full memberships and financed memberships sold have been calculated to be 36 months and 22 months, respectively. Costs directly related to the origination of memberships (substantially all of which are sales commissions paid) are also deferred and are amortized using the same methodology as for initial membership fees described above. The provision for doubtful receivables and cancellations is charged directly against membership revenue. Dues revenue is recorded as monthly services are provided. Accordingly, when dues are prepaid, the prepaid portion is deferred and recognized over the applicable term. Installment contracts bear interest at, or are adjusted for financial accounting purposes at the time the contracts are sold to, rates for comparable consumer financing. Unearned finance charges are amortized over the term of the contracts on the sum-of-the-months-digits method, which approximates the interest method.

Components of deferred revenues as of December 31, 2002 and 2001 are as follows:

2002—	Current	Long-term	Total
Financed initial membership fees deferred	**$194,414**	**$39,154**	**$233,568**
Paid-in-full initial membership fees deferred	**17,039**	**11,050**	**28,089**
Prepaid dues	**59,578**	**13,485**	**73,063**
	$271,031	**$63,689**	**$334,720**

2001—	Current	Long-term	Total
Financed initial membership fees deferred	$223,577	$44,440	$268,017
Paid-in-full initial membership fees deferred	18,123	11,995	30,118
Prepaid dues	53,230	14,965	68,195
	$294,930	$71,400	$366,330

Gross committed membership fees represent the gross contracted value of memberships originated during the periods, inclusive of initial membership fees, monthly dues, finance charges, and products and services included in membership programs. It is measured on a gross basis before consideration of our provision for doubtful accounts and cancellations and without deferral of initiation fee revenue, and includes the future potential collection of dues revenue over the initial term of membership. This data is presented in order to expand the presentation of originating membership data as the Company now operates under several brands, membership structures and an evolving menu of products and services accompanying certain membership programs. The following is a reconciliation of gross committed membership fees to initial membership fees originated, net for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Gross committed membership fees	**$1,132,634**	$1,073,619	$1,073,775
Less: Committed monthly dues	**(233,039)**	(144,939)	(141,286)
Provision for doubtful receivables and cancellations	**(329,308)**	(335,628)	(337,076)
Unearned finance charges and other	**(172,947)**	(169,103)	(165,976)
Products and services revenues included in membership programs	**(78,246)**	(55,155)	(41,888)
Initial membership fees originated, net	**$ 319,094**	$ 368,794	$ 387,549

Components of membership revenue as presented in the accompanying consolidated statement of income for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Initial membership fees:			
Originated, net	**$319,094**	$368,794	$387,549
Decrease (increase) in deferral	**36,478**	24,011	(10,449)
	355,572	392,805	377,100
Dues:			
Dues collected	**371,086**	283,787	284,125
Decrease (increase) in deferral	**3,931**	12,955	(1,946)
	375,017	296,742	282,179
Membership revenues	**$730,589**	$689,547	$659,279

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(All dollar amounts in thousands, except share data)

Products and services

	2002	2001	2000
Net revenues:			
Retail and nutritional supplements—			
Membership programs	**$28,787**	$30,034	$23,507
Direct sales	**53,757**	43,099	33,251
Personal training—			
Membership programs	**49,459**	25,121	18,381
Direct sales	**78,968**	39,347	31,203
Financial services	**6,696**	7,325	4,527
	217,667	144,926	110,869
Direct operating costs and expenses:			
Retail and nutritional supplements	**64,201**	51,629	41,183
Personal training	**77,369**	39,747	30,533
	141,570	91,376	71,716
Direct operating margin	**$76,097**	$53,550	$39,153

The Company offers personal training services in most club locations and operated approximately 392, 365 and 340 retail store locations within clubs as of December 31, 2002, 2001 and 2000, respectively. The Company offers Bally-branded and third-party nutritional supplements in its retail store locations and through direct sales to members. Retail and nutritional product inventory is carried at the lower of cost or market value. Sales of multiple-session personal training packages are deferred and recognized as personal training services are performed.

The Company also offers a number of new membership programs, which include Bally-branded nutritional supplements and personal training services. The value of products and services revenue included in new membership programs is determined based on the retail value of such products and services, and is recognized upon delivery to new members as "products and services" revenue in the accompanying consolidated statement of income.

Stock-based compensation

The Company has stock-based employee compensation plans which are described more fully in the *Stock plans* note to the consolidated financial statements. The Company has elected to account for stock-based compensation by applying Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25), because the alternative fair value accounting provided for under Statements of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123), requires use of option valuation models that were not developed for use in valuing stock options. Under APB No. 25, because the exercise price of the Company's stock options equals the market price of the Common Stock on the date of grant, no compensation expense is recognized.

Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during each year, which totaled 32,163,019 shares, 27,744,046 shares and 23,858,486 shares for 2002, 2001 and 2000, respectively. Diluted earnings per common share is computed by dividing net income by the weighted-average number of shares of common stock and common stock equivalents outstanding during each year, which totaled 32,985,731 shares, 29,848,200 shares and 27,652,037 shares for 2002, 2001 and 2000, respectively. Common stock equivalents represent the dilutive effect of the assumed exercise of outstanding warrants and stock options. Common stock equivalents increased the weighted-average number of shares outstanding for diluted earnings per common share by 822,712 shares, 2,104,154 shares and 3,793,551 shares for 2002, 2001 and 2000, respectively. Options outstanding to purchase 3,049,375 shares, 1,416,300 shares and 1,446,218 shares of common stock at December 31, 2002, 2001, and 2000, respectively, were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market prices of the Company's common shares. The range of exercise prices per share for these options was between $12.00 and $36.00, $21.38 and $36.00, and $26.25 and $36.00 at December 31, 2002, 2001, and 2000, respectively.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (SFAS No. 143). SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets. It requires that we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are then capitalized as part of the carrying amount of the long-lived asset. The Company will adopt SFAS No. 143 during its first quarter of fiscal 2003. We do not anticipate that the adoption of this statement will have a material impact on our financial position, results of operations or cash flows.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS No. 146). SFAS No. 146 addresses the accounting and reporting for costs associated with restructuring activities. This new standard changes the timing of the recognition of restructuring charges. Liabilities for restructuring costs will be required to be recognized when the liability is incurred rather than when we commit to the plan. SFAS No. 146 is effective for restructuring activity initiated after December 31, 2002. We do not anticipate that the adoption of this statement will have a material impact on our financial position, results of operations or cash flows.

Goodwill, trademarks and intangible assets

Prior to the implementation in the first quarter of 2002 of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142), goodwill had been amortized on the straight-line method over periods ranging up to 40 years from dates of acquisition. Amounts assigned to acquired operating lease rights, are being amortized on the straight-line method over the remaining lease periods (six to 20 years). Also in 2000, we purchased certain marks, including the "Bally Total Fitness" service mark, from their owner. Prior to this purchase, the marks were used pursuant to a long-term trademark license agreement. At December 31, 2002, these trademarks had a net book value of $6,969. Prior to the implementation of SFAS No. 142 the Company annually evaluated whether the carrying value of goodwill warranted revision, generally considering expectations of future profitability and cash flows (undiscounted and without interest charges) on a consolidated basis. No revisions have been recorded. As a result of the adoption of SFAS No. 142 the Company ceased amortization of goodwill and indefinite lived trademarks in 2002 in accordance with the provisions of this standard. Upon adoption, the Company determined that the value of recorded goodwill was not impaired. Based on the decline in the Company's common stock price below book value per share, the Company performed an assessment of business valuation and concluded that no impairment of goodwill has occurred based on current projections of future cash flows. The following table presents prior year net income and earnings per share adjusted to add back goodwill and trademark amortization:

	Year ended 2001		
		Earnings per share	
	Net income	Basic	Diluted
As reported	$80,707	$2.91	$2.70
Add back: amortization	7,632	0.27	0.26
As adjusted	$88,339	$3.18	$2.96

	Year ended 2000		
		Earnings per share	
	Net income	Basic	Diluted
As reported	$78,610	$3.29	$2.84
Add back: amortization	7,051	0.30	0.26
As adjusted	$85,661	$3.59	$3.10

Acquisitions

In April 2002, we completed the acquisition of Planet Fitness, a fitness chain in the New England area. The purchase price of approximately $12,200 included $3,350 in cash, $2,900 in assumed debt and approximately 383,000 shares of the Company's common stock. The portion of the purchase price allocated to goodwill was $11,521. On December 31, 2001, we acquired

Crunch Fitness, a privately held operator of 19 fitness centers located in New York City, Atlanta, Chicago, San Francisco, Los Angeles and Miami. The purchase price of approximately $90,000 included $23,500 in cash, $3,862 in assumed debt and approximately three million shares of the Company's common stock. The portion of the purchase price allocated to goodwill totaled approximately $89,000. On an unaudited proforma basis, excluding goodwill amortization, Crunch had 2001 net revenues of approximately $74,400 and operating income of approximately $10,100. During 2000, we acquired 13 fitness centers in the Portland, Oregon area, three fitness centers in the San Diego, California area and one fitness center in Pittsburgh, Pennsylvania.

Special charges

In connection with intentions to seek alternatives for the financing portion of our business model, management undertook a study to determine the net realizable values of recent years' sales activity and membership installment contracts receivable on an accelerated monetization basis. Previously, the method for estimating the adequacy of balance sheet reserves did not assume an accelerated monetization scenario. Given that the receivables portfolio may be substantially monetized during the next 12 to 18 months, strengthening of our membership receivable reserves was warranted and a pretax non-cash charge of $55,000 which was netted against net revenues has been provided in the fourth quarter of 2002.

A fourth quarter 2002 special charge of $7,330 was recorded to provide for amounts related to a separation agreement entered into when our former CEO retired. Also in the fourth quarter, we recorded a $3,400 write down of inventory to recognize inventory shortages discovered upon installation of a more sophisticated in-club computer system. During the third quarter of 2002, we recorded a special charge of $6,500 to settle a class action lawsuit arising in the early 1990's. In the first quarter of 2002, we reduced our tax valuation allowance against net operating losses realized in prior periods by $4,000. This adjustment decreased the income tax provision, increasing net income.

In the third quarter of 2001, we recorded $6,700 of special charges of which $4,200 was principally related to cancelled or reformatted marketing events and other direct or indirect costs from disruptions and shutdowns of various club operations and programs resulting from the September 11th tragedies. Special charges also included a one-time markdown of retail apparel in connection with management's strategic repositioning of in-club retail stores, adding juice bars to replace slow moving, lower margin fashion apparel.

In the fourth quarter of 2000, a non-cash charge of $6,500 was recorded for the write off of third-party internet investments.

Installment contracts receivable

	2002	2001
Current:		
Installment contracts receivable	$404,707	$366,981
Unearned finance charges	(36,015)	(44,898)
Allowance for doubtful receivables and cancellations	(97,161)	(67,671)
	$271,531	$254,412
Long-term:		
Installment contracts receivable	$343,749	$358,115
Unearned finance charges	(22,396)	(21,675)
Allowance for doubtful receivables and cancellations	(70,279)	(62,833)
	$251,074	$273,607

The carrying amount of installment contracts receivable at December 31, 2002 and 2001 approximates fair value based on discounted cash flow analyses, using interest rates in effect at the end of each year comparable to similar consumer financing contracts. Installment contracts receivable are generally written-off after 90 days for members who do not make a first payment and after 180 days for other account delinquencies. The Company completed one bulk sale of its membership receivable portfolio in 2002 and two bulk sales in 2001. These sales, to a major financial institution at net book value, consisted of a random cross-section of the Company's membership receivable portfolio and yielded initial proceeds of $23,345 and $105,000

in 2002 and 2001, respectively. The Company services the sold accounts and remits collections to the financial institution less a servicing fee. The Company has retained in its installment contracts receivable balance at December 31, 2002 and 2001, amounts by which the sold portion of the portfolio exceeded the advance rate proceeds, which includes the value of future accounts to be written-off, related allowances and expected additional sales proceeds.

Other current assets

	2002	2001
Dues receivable	$42,171	$42,785
Inventory	12,967	17,161
Other	37,626	39,152
	$92,764	$99,098

Accrued liabilities

	2002	2001
Payroll and benefit-related liabilities	$32,526	$27,408
Interest	7,092	6,274
Taxes other than income taxes	5,187	7,668
Other	42,878	33,959
	$87,683	$75,309

Long-term debt

	2002	2001
Nonsubordinated:		
Securitization, Series 2001-1	$155,000	$ 50,000
Securitization, Series 1996-1		74,581
Term loan, due 2004	132,910	134,750
Revolving credit facility	49,500	18,000
Capital lease obligations	35,548	34,044
Other secured and unsecured obligations	54,602	54,771
Subordinated:		
9⅞% Series B Senior Subordinated Notes due 2007	236	236
9⅞% Series D Senior Subordinated Notes due 2007, less unamortized discount of $807 and $976	298,958	298,789
Total long-term debt	726,754	665,171
Current maturities of long-term debt	(28,904)	(25,302)
Long-term debt, less current maturities	$697,850	$639,869

In December 2001, the Company amended its three-year bank credit facility, increasing the aggregate amount available to $225,000, consisting of a three-year, $135,000 term loan due November 2004 and a $90,000 three-year revolving credit facility maturing November 2004. The amount available under the revolving credit facility is reduced by any outstanding letters of credit, which cannot exceed $30,000. At December 31, 2002, $49,500 had been drawn on the revolving credit facility and outstanding letters of credit totaled $4,610. The rate of interest on borrowings is at the Company's option, generally based upon either the agent bank's prime rate plus 1.75% or a Eurodollar rate plus 2.75% for the revolving credit facility and the agent bank's prime rate plus 2.50% or a Eurodollar rate plus 3.50% for the term loan. A fee of 1.75% on outstanding letters of credit is payable quarterly. A commitment fee of one-half of 1% is payable quarterly on the unused portion of the revolving credit facility. The credit facility is secured by substantially all real and personal property (excluding installment contracts receivable) of the Company. The term loan is repayable in quarterly installments of $460, which commenced March 31, 2002 and the final balance becomes due in November 2004.

In December 1996, the Company refinanced its securitization facility by completing a private placement of asset-backed securities (the "Securitization") pursuant to the H&T Master Trust (the "Trust"). The Trust includes a portfolio of substantially all of the Company's installment contracts receivable from membership sales and the proceeds thereof.

The amortization of Series 1996-1 commenced in August 2001, and the Series 1996-1 was repaid in full in August 2002. In November 2001, the Company established a $155,000 floating rate accounts receivable-backed revolving facility (the "Series 2001-1"), under the Trust to refinance the Series 1996-1 securitization. As of December 31, 2002, the revolving balance under the Series 2001-1 certificates was $155,000. The Series 2001-1 certificates bear interest (1.41% at December 31, 2002) at a floating commercial paper rate capped at 8.50% pursuant to an

interest rate cap agreement. An administrative fee of 1.00% and a program fee of .75% on the outstanding certificate amount is payable monthly. A commitment fee of .50% of the total commitment, reduced by the outstanding certificate amount is also payable monthly. Through November 2003, the principal amount of the Series 2001-1 floating certificates is variable, and collections of installment contracts receivable flow through to the Company in exchange for the securitization of additional installment contracts receivable, except that collections are first used to fund interest requirements. The amortization period commences in December 2003, after which collections of installment contracts receivable will be used first to fund interest requirements and then to repay principal on the certificates. The amortization period ends upon the earlier to occur of the certificates being repaid in full or January 2007.

The Company leases certain equipment under capital leases expiring in periods ranging from one to five years. Included in "Property and equipment" at December 31, 2002 and 2001 were assets under capital leases of $46,740 and $43,016, respectively, net of accumulated amortization of $31,043 and $22,198, respectively.

In December 1998, the Company, through a private placement, issued $75,000 aggregate principal amount of 9⅞% Series C Senior Subordinated Notes due 2007 (the "Series C Notes") at a discount to yield an interest rate of 10.2%. The Series C Notes were *pari passu* with the $225,000 Series B Notes issued in 1997. In June 1999, the Company exchanged the Series B and Series C Notes for a like principal amount of 9⅞% Series D Senior Subordinated Notes due 2007 (the "Series D Notes"). The terms of the Series D Notes are substantially identical to the terms of the Series B and Series C Notes. The Series D Notes are not subject to any sinking fund requirement but may be redeemed beginning in October 2002, in whole or in part, with premiums ranging from 4.9% in December 2002 to zero in 2005 and thereafter. The payment of the Series D and the Series B Notes not exchanged is subordinated to the payment in full of all senior indebtedness of the Company, as defined (approximately $425,000 at December 31, 2002).

The revolving credit agreement and the indentures for the 9⅞% Series B and Series D Notes contain covenants that, among other things and subject to certain exceptions, may limit the ability of the Company to incur additional indebtedness, pay dividends, prepay certain indebtedness, dispose of certain assets, create liens and make certain investments or acquisitions. The revolving credit agreement also requires the maintenance of certain financial covenants.

Maturities of long-term debt and future minimum payments under capital leases, together with the present value of future minimum rentals as of December 31, 2002, are as follows:

	Long-term debt	Capital leases	Total
2003	$ 17,607	$14,205	$ 31,812
2004	350,890	10,965	361,855
2005	6,867	7,502	14,369
2006	4,430	3,212	7,642
2007	308,266	1,687	309,953
Thereafter	3,146	10,697	13,843
	691,206	48,268	739,474
Less amount representing interest		(12,720)	(12,720)
	$691,206	$35,548	$726,754

The fair value of the Company's long-term debt at December 31, 2002 and 2001 approximates its carrying amount except for the Company's subordinated debt, which had a fair market value (based on quoted market prices) of $269,640 and $305,000 at December 31, 2002 and 2001, respectively. The fair values are not necessarily indicative of the amounts the Company could acquire the debt for in a purchase or redemption.

Income taxes

The income tax benefit applicable to income (loss) before income taxes consists of the following:

	2002	2001	2000
Current:			
Federal	$(2,008)	$ 2,008	$ 266
State and other	1,578	1,250	1,000
Deferred	817	22,618	22,438
Reversal of valuation allowance	(4,904)	(39,626)	(42,704)
	$(4,517)	$(13,750)	$(19,000)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial accounting and income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001, along with their classification, are as follows:

	2002		2001	
	Assets	Liabilities	Assets	Liabilities
Installment contract revenues	$	$ 58,872	$	$ 53,637
Amounts not yet deducted for tax purposes:				
Bad debts	72,004		48,543	
Other	19,816		12,050	
Amounts not yet deducted for book purposes:				
Deferred membership origination costs		48,951		46,701
Depreciation and capitalized costs	1,897		1,500	
Other, net		26,915		18,220
Tax loss carryforwards	174,512		176,186	
	268,229	$134,738	238,279	$118,558
Valuation allowance	(81,480)		(75,963)	
	$186,749		$162,316	
Current	$ 35,827	$ 65,130	$ 17,625	$ 49,971
Long-term	150,922	69,608	144,691	68,587
	$186,749	$134,738	$162,316	$118,558

At December 31, 2002, estimated federal Alternative Minimum Tax ("AMT") credits and tax loss carryforwards of $3,289 and $362,267, respectively, have been recorded by the Company. The AMT credits can be carried forward indefinitely, while the tax loss carryfowards expire beginning in 2011 through 2021. In addition, the Company has substantial state tax loss carryforwards which began to expire in 2002 and fully expire through 2022. Based upon the Company's past performance and the expiration dates of its carryfowards, the ultimate realization of all of the Company's deferred tax assets cannot be assured. Accordingly, a valuation allowance has been recorded to reduce deferred tax assets to a level which, more likely than not, will be realized.

In accordance with Statement of Financial Accounting Standards No. 109 *Accounting for Income Taxes*, the Company reviewed the likelihood of realizing the future benefits of tax loss carryforwards. Based on consistent and growing profitability, before special charges, over the past five years and reasonably expected continuation of these trends, the Company reduced its tax valuation allowance against net operating losses realized in prior periods by $4,000 and $19,000 during 2002 and 2001, respectively. The adjustment in 2002 decreased the income tax provision by $4,000, increasing net income. The adjustment in 2001 decreased the income tax provision by $15,000, increasing net income, and increased paid-in-capital by $4,000. The increase to paid-in-capital was for the tax benefit associated with the Company's stock option and stock purchase plans. The Company will continue to review and evaluate the remaining valuation allowance periodically.

A reconciliation of the income tax benefit with amounts determined by applying the U.S. statutory tax rate to income (loss) before income taxes is as follows:

	2002	2001	2000
Provision (benefit) at U.S. statutory tax rate (35%)	$ **(346)**	$ 23,435	$ 20,863
Add (deduct):			
Benefit for change in valuation allowance	**(4,904)**	(39,626)	(42,704)
State income taxes, net of related federal income tax effect and valuation allowance	**1,037**	813	822
Amortization of cost in excess of acquired assets		2,168	1,953
Other, net	**(304)**	(540)	66
Income tax benefit	**$(4,517)**	$(13,750)	$(19,000)

Stockholders' equity

The Series A Junior Participating Preferred Stock, $.10 par value (the "Series A Junior Stock"), if issued, will have a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 per share and (ii) an amount equal to 100 times the aggregate dividends declared per share of the Company's common stock, par value $.01 per share, ("Common Stock") during the related quarter. In the event of liquidation, the holders of the shares of Series A Junior Stock will be entitled to a preferential liquidation payment equal to the greater of (a) $100 per share and (b) an amount equal to 100 times the liquidation payment made per share of Common Stock. Each share of Series A Junior Stock will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Junior Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

The Board of Directors of the Company adopted a stockholders rights plan (the "Stockholder Rights Plan") and issued and distributed a stock purchase right ("Right") for each share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Stock at a price of $40.00 per one one-hundredth of a share of Series A Junior Stock, subject to adjustment (the "Purchase Price").

The Rights are not exercisable or transferable apart from the Common Stock until the occurrence of one of the following: (i) 10 days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of public announcement that a person (other than an Exempt Person, as defined below) or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Common Stock (15% for certain institutional holders) (an "Acquiring Person"), or (ii) 10 days after the date of the commencement of a tender offer or exchange offer by a person (other than an Exempt Person) or group of affiliated or associated persons, the consummation of which would result in beneficial ownership by such person or group of 20% or more of the outstanding shares of Common Stock. "Exempt Persons" include the Company, any subsidiary of the Company, employee benefit plans of the Company, and directors of the Company on January 5, 1996 who were also officers of the Company and Bally Entertainment Corporation.

In the event that, at any time after a person or group of affiliated or associated persons has become an Acquiring Person, (i) the Company consolidates with or merges with or into any person and is not the surviving corporation, (ii) any person merges with or into the Company and the Company is the surviving corporation, but the shares of Common Stock are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power are sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of Common Stock (or under certain circumstances, an economically equivalent security or securities) of such other person which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights, which do not have voting privileges, are subject to adjustment to prevent dilution and expire on January 5, 2006. The Company may redeem or exchange all, but not less than all, of the Rights at a price of $.01 per

Right, payable in cash or Common Stock, at any time prior to such time as a person or group of affiliated or associated persons becomes an Acquiring Person.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Rights distribution date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then-current exercise price of the Right, that number of shares of Common Stock (or, under certain circumstances, an economically equivalent security or securities of the Company) having a market value of two times the exercise price of the Right.

At December 31, 2002, 7,473,158 shares of Common Stock were reserved for future issuance (735,701 shares in connection with outstanding warrants and 6,737,457 shares in connection with certain stock plans).

Warrants and stock transactions

In July 1997, in connection with a $7,500 bridge loan provided to the Company by an affiliate of an underwriter of the August 1997 public offering of Common Stock, the Company issued warrants entitling the affiliate to acquire 250,000 shares of Common Stock at an exercise price of $10.05 per share. During 2002, these warrants were exercised, with net proceeds to the Company of approximately $2,500.

The Company issued warrants in 1996, which as of December 31, 2002, were held by the former Chairman of the Board of Directors, President and Chief Executive Officer of the Company, entitling him to acquire 735,701 shares of Common Stock at an exercise price of $5.26 per share, subject to reduction of the exercise price by a maximum of $1.00 per share based on the closing price of Common Stock on the day immediately prior to exercise of the warrant. The warrants expire December 31, 2007.

In 2001, the Company sold 2,238,821 shares of common stock to the public, and the Estate of Arthur M. Goldberg, the former Chairman of the Company, exercised an outstanding warrant to purchase 2,207,104 shares of common stock which were sold to the public. The Company received net proceeds from these transactions of approximately $65,000, which was initially used to reduce bank debt and subsequently to fund a portion of capital expenditures.

Stock plans

In January 1996, the Board of Directors of the Company adopted the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the grant of non-qualified stock options to non-employee directors of the Company.

Initially, 100,000 shares of Common Stock were reserved for issuance under the Directors' Plan and, at December 31, 2002, 30,000 shares of Common Stock were available for future grant under the Directors' Plan. Stock options may not be granted under the Directors' Plan after January 3, 2006.

Pursuant to the Directors' Plan, non-employee directors of the Company are granted an option to purchase 5,000 shares of Common Stock upon the commencement of service on the Board of Directors, with another option to purchase 5,000 shares of Common Stock granted on the second anniversary thereof. Additional grants of options may be made from time to time pursuant to the Directors' Plan. In September 2001 and December 2000, options to purchase 5,000 shares of Common Stock were granted to each non-employee director of the Company. Options under the Directors' Plan are generally granted with an exercise price equal to the fair market value of the Common Stock at the date of grant. Option grants under the Directors' Plan become exercisable in three equal annual installments commencing one year from the date of grant and have a 10-year term.

Also in January 1996, the Board of Directors of the Company adopted the 1996 Long-Term Incentive Plan (the "Incentive Plan"). The

Incentive Plan provides for the grant of non-qualified stock options, incentive stock options and compensatory restricted stock awards (collectively "Awards") to officers and key employees of the Company. Initially, 2,100,000 shares of Common Stock were reserved for issuance under the Incentive Plan. In November 1997, June 1999, December 2000 and June 2002 the Incentive Plan was amended to increase the aggregate number of shares of Common Stock that may be granted under the Incentive Plan to an aggregate of 8,600,000 shares. At December 31, 2002, 2,803,979 shares of Common Stock were available for future grant under the Incentive Plan. Awards may not be granted under the Incentive Plan after January 3, 2006.

Pursuant to the Incentive Plan, non-qualified stock options are generally granted with an exercise price equal to the fair market value of the Common Stock at the date of grant. Incentive stock options must be granted at not less than the fair market value of the Common Stock at the date of grant. Option grants become exercisable at the discretion of the Compensation Committee of the Board of Directors (the "Compensation Committee"), generally in three equal annual installments commencing one year from the date of grant. Option grants in 2002, 2001 and 2000 have 10-year terms.

A summary of 2002, 2001 and 2000 stock option activity under the Directors' Plan and Incentive Plan is as follows:

	Number of shares represented by options	Weighted-average price	Range of exercise prices
Outstanding at December 31, 1999 — 1,508,120 of which were exercisable	2,931,096	$17.97	$ 4.13 - 36.00
Granted	636,350	27.92	26.25 - 27.94
Exercised	(171,741)	9.15	4.13 - 18.50
Forfeited	(68,525)	25.24	4.13 - 36.00
Outstanding at December 31, 2000 — 1,996,650 of which were exercisable	3,327,180	20.18	4.13 - 36.00
Granted	691,375	20.24	20.20 - 25.30
Exercised	(201,567)	9.41	4.13 - 24.38
Forfeited	(135,160)	16.89	4.13 - 36.00
Outstanding at December 31, 2001 — 2,337,568 of which were exercisable	3,681,828	20.59	4.13 - 36.00
Granted	236,100	19.64	16.76 - 21.76
Exercised	(63,540)	7.69	4.13 - 18.50
Forfeited	(222,875)	25.08	4.13 - 36.00
Outstanding at December 31, 2002 — 2,788,843 of which are exercisable	3,631,513	20.48	4.13 - 36.00

A summary as of December 31, 2002, of options outstanding and options exercisable is as follows:

	Options outstanding		
Range of exercise prices	Shares outstanding	Weighted-average remaining contractual life (years)	Weighted-average exercise price
$ 4.13 — 5.13	582,138	3.3	$ 4.40
12.00 — 18.50	1,004,047	5.6	17.46
20.20 — 29.00	1,453,378	8.2	23.87
32.94 — 36.00	591,950	6.6	33.10
4.13 — 36.00	3,631,513	6.4	20.48

Options exercisable		
Range of exercise prices	Shares exercisable	Weighted-average exercise price
$ 4.13 — 5.13	582,138	$ 4.40
12.00 — 18.50	904,047	17.54
20.20 — 29.00	710,708	25.31
32.94 — 36.00	591,950	33.10
4.13 — 36.00	2,788,843	20.08

The Company has elected to follow APB No. 25, and related Interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing stock options. Under APB No. 25, because the exercise price of the Company's stock options equals the market price of the Common Stock on the date of grant, no compensation expense is recognized.

Had compensation cost been determined for the Company's stock option portion of the plans based on the fair value at the grant dates for awards under those plans consistent with the alternative method set forth under SFAS No. 123, the Company's pro forma net income (loss) would be:

	2002	2001	2000
Net income, before stock-based compensation expense	$ 4,454	$80,707	$78,610
Stock-based compensation expense	(926)		
Net income, as reported	3,528	80,707	78,610
Less: stock-based compensation expense determined under fair value based method	(5,357)	(5,328)	(4,634)
Pro forma net income (loss)	$(1,829)	$75,379	$73,976
Basic earnings (loss) per common share			
As reported	$ 0.11	$ 2.91	$ 3.29
Pro forma	(0.06)	2.72	3.10
Diluted earnings (loss) per common share			
As reported	0.11	2.70	2.84
Pro forma	(0.06)	2.53	2.68
Weighted-average fair value of options granted	9.93	10.46	12.80

The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000: risk-free interest rate of 2.63%, 4.58% and 5.07%, respectively; no dividend yield; volatility factor of the expected market price of the common stock of 0.575, 0.543 and 0.445, respectively; and a weighted-average expected life of the options of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Pursuant to the Incentive Plan, restricted stock awards are rights granted to an employee to receive shares of stock without payment but subject to forfeiture and other restrictions as set forth in the Incentive Plan. Generally, the restricted stock awarded, and the right to vote such stock or to receive dividends thereon, may not be sold, exchanged or otherwise disposed of during the restricted period. Except as otherwise determined by the Compensation Committee, the restrictions and risks of forfeiture will lapse in three equal annual installments commencing one year after the date of grant.

In 2002, 2001 and 2000, the Compensation Committee awarded 135,000 shares, 355,000 shares and 125,000 shares, respectively, of restricted Common Stock to certain key executives of the Company. These shares were issued in the employee's name and are held by the Company until the restrictions lapse. The restrictions on these shares lapse upon a change in control of the Company, the employee's death, termination of employment due to disability or the first date

prior to December 31, 2005 which follows seven consecutive trading days on which the trading price equals or exceeds the targeted stock price of $42 per share. Upon the retirement of our former CEO in December 2002, we recognized $923 of compensation expense relating to the conversion of 135,000 shares of restricted stock at a market price of $6.87 per share. Unearned compensation of $25,509 is included in stockholders' equity for the remaining unvested shares.

In November 1997, the Board of Directors of the Company adopted the Bally Total Fitness Holding Corporation Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan provides for the purchase of Common Stock by eligible employees (as defined) electing to participate in the plan. The stock can generally be purchased semi-annually at a price equal to the lesser of: (i) 95% of the fair market value of the Common Stock on the date when a particular offering commences or (ii) 95% of the fair market value of the Common Stock on the date when a particular offering expires. For each offering made under the Stock Purchase Plan, each eligible employee electing to participate in the Stock Purchase Plan will automatically be granted shares of Common Stock equal to the number of full shares which may be purchased from the employee's elected payroll deduction, with a maximum payroll deduction equal to 10% of eligible compensation, as defined. The first offering under the Stock Purchase Plan commenced on January 1, 1998 and expired on March 31, 1998. Thereafter, offerings commence on each April 1 and October 1 and expire on the following September 30 and March 31, respectively, until the Stock Purchase Plan is terminated or no additional shares are available for purchase. In December 2002, an additional 250,000 shares were reserved for future issuance. At December 31, 2002, 271,965 shares of Common Stock were available for future purchases under the Stock Purchase Plan. Pursuant to APB No. 25, no expense was recorded by the Company in connection with this plan.

Savings plans

The Company sponsors several defined contribution plans that provide retirement benefits for certain full-time employees. Eligible employees may elect to participate by contributing a percentage of their pre-tax earnings to the plans. Employee contributions to the plans, up to certain limits, are matched in various percentages by the Company. The Company's matching contributions related to the plans totaled $1,602, $1,631 and $1,579 for 2002, 2001 and 2000, respectively.

Commitments and Contingencies

Operating leases

The Company leases various fitness center facilities, office facilities, and equipment under operating leases expiring in periods ranging from one to 25 years, excluding optional renewal periods. Certain leases contain contingent rental provisions generally related to cost-of-living criteria or revenues of the respective fitness centers. Rent expense under operating leases was $129,249, $114,092 and $107,917 for 2002, 2001 and 2000, respectively.

Minimum future rent payments under long-term noncancellable operating leases in effect as of December 31, 2002, exclusive of taxes, insurance, other expenses payable directly by the Company and contingent rent, are $136,767, $138,513, $134,803, $126,521 and $113,484 for 2003 through 2007, respectively, and $568,176 thereafter.

Litigation

The Company is involved in various claims and lawsuits incidental to its business, including claims arising from accidents at its fitness centers. In the opinion of management, the Company is adequately insured against such claims and lawsuits, and any ultimate liability arising out of such claims and lawsuits will not have a material adverse effect on the financial condition or results of operations of the Company. In addition, from time to time, customer complaints are investigated by governmental bodies. In the opinion of management, none of the complaints or investigations currently pending will have a material adverse effect on our financial condition or results of operations.

Other

The Company guarantees the lease on one fitness center, as part of a joint venture with Holmes Place, Plc. The lease has a 15 year term which began in May 2002, with current annual rental (subject to escalation) of $600.

Quarterly Consolidated Financial Information (unaudited)

	Quarter ended							
	March 31		June 30		September 30		December 31	
	2002	2001	2002	2001	2002	2001	2002	2001
	(In millions, except per share data)							
Net revenues	$240.4	$280.3	$246.4	$281.3	$243.1	$209.9	$183.2	$211.8
Operating income (loss)	16.8	34.7	17.2	34.1	7.0	9.4	(53.7)	14.8
Net income (loss)	19.4	18.6	16.1	19.2	7.2	26.5	(39.2)	16.3
Basic earnings (loss) per common share	0.61	.75	0.50	.67	0.22	.92	(1.21)	.57
Diluted earnings (loss) per common share	0.59	.65	0.48	.63	0.22	.88	(1.21)	.54

1. In the fourth quarter of 2002, we recorded a pretax non-cash charge of $55 million ($1.29 per diluted share), which was netted against net revenues to strengthen our installment contracts receivable reserves. Upon the retirement of our former CEO in December 2002, a fourth quarter 2002 special charge of $7.3 million ($.17 per diluted share) was recorded to provide for amounts due pursuant to a separation agreement. Also in the fourth quarter, we recorded a $3.4 ($.08 per diluted share) million write down of inventory to recognize inventory shortages discovered upon installation of a more sophisticated in-club computer system. During the third quarter of 2002, we recorded a special charge of $6.5 million ($.15 per diluted share) to settle a class action lawsuit arising in the early 1990's. In the first quarter of 2002, we reduced our tax valuation allowance against net operating losses realized in prior periods by $4 million. This adjustment decreased the income tax provision, increasing net income.
2. In the third quarter of 2001, the Company recorded a net benefit of special items of $8.3 million ($.27 per diluted share) to record special charges primarily related to the September 11th tragedy and a one-time markdown of retail apparel, offset by a reduction of a tax valuation allowance as a result of continued improved operating results and trends.
3. The Company's operations are subject to seasonal factors.

Capital Stock Information

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "BFT". The following table sets forth, for the periods indicated, the high and low quarterly sales prices for a share of our common stock as reported on the NYSE.

	High	Low
2001:		
First quarter	$33.94	$25.75
Second quarter	30.00	22.90
Third quarter	29.70	18.90
Fourth quarter	22.49	17.85
2002:		
First quarter	$22.45	$15.51
Second quarter	24.10	17.85
Third quarter	19.15	9.17
Fourth quarter	9.91	5.70

As of February 28, 2003, there were 7,920 holders of record of our common stock.

We have not paid a cash dividend on our common stock since we became a public company in January 1996 and do not anticipate paying dividends in the foreseeable future. The terms of our revolving credit agreement restrict us from paying dividends without the consent of the lenders during the term of the agreement. In addition, the indenture for our senior subordinated promissory notes generally limits dividends paid by us to the aggregate of 50% of consolidated net income, as defined, earned after January 1, 1998 and the net proceeds to us from any stock offerings and the exercise of stock options and warrants.

Directors

Paul A. Toback
President and Chief Executive Officer of the Company

John W. Dwyer
Executive Vice President and Chief Financial Officer of the Company

Martin E. Franklin
Chairman and Chief Executive Officer of Jarden Corporation

J. Kenneth Looloian
Consultant to Di Giorgio Corporation

James F. McAnally, M.D.
Private Practitioner Specializing in Hypertension and Kidney Disease

John W. Rogers, Jr.
Chairman and Chief Executive Officer of Ariel Capital Management, Inc.

Stephen C. Swid
Chairman and Chief Executive Officer of SCS Communications

Executive Officers

Julie Adams
Senior Vice President, Membership Services

William G. Fanelli
Senior Vice President, Finance

Cary A. Gaan
Senior Vice President, Secretary and General Counsel

Harold Morgan
Senior Vice President, Chief Administrative Officer

John H. Wildman
Senior Vice President, Chief Operating Officer

Other Corporate Officers

Jason M. Conviser
Vice President, Clinical Services

Jonathan J. Harris
Vice President, Media Development and Communications

Robert W. Hense
Vice President, Corporate Development

Gail J. Holmberg
Vice President, Chief Information Officer

Michael A. Karoff
Vice President, Consumer Financial Services

Thomas S. Massimino
Vice President, Operations

Theodore P. Noncek
Vice President, Controller

Geoffrey M. Scheitlin
Vice President, Planning and Treasurer

Howard Schwartz
Vice President, Club Retail Operations

Amy Shulman
Vice President, Corporate Development

David D. Southern
Vice President, Field Marketing

Tia Willows
Vice President, Fitness Services

Regional Officers

Sandor Feher
Regional Vice President

Howard Reser
Regional Vice President

Daniel L. Toboi
Regional Vice President

Michael S. Levy
President, BTF Canada Corporation

Stockholder Information

Registrar and Transfer Agent

LaSalle Bank N.A.
135 South LaSalle Street
Chicago, Illinois 60603
(312) 904-2000

Form 10-K Report

A copy of the Company's 2002 annual report filed with the Securities and Exchange Commission on Form 10-K is available to stockholders without charge. To obtain a copy, direct your request to the Investor Relations Department, Bally Total Fitness Holding Corporation, 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631.

Stockholder Inquiries

Inquiries regarding stock transfers (including name changes, gifts and inheritances), lost share certificates and Form 1099 information should be addressed to LaSalle Bank N.A., 135 South LaSalle Street, Chicago, Illinois 60603, (312) 904-2000.

All other inquiries should be directed to the Investor Relations Department, Bally Total Fitness Holding Corporation, 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631.

Annual Report

The annual report for the fiscal year ended December 31, 2002 is published solely to supply information about Bally Total Fitness Holding Corporation to its stockholders. It is not intended as a representation, prospectus or circular with respect to any security and is not transmitted in connection with any sale, or to induce the purchase of any security, nor has it been approved or disapproved or passed upon as to accuracy or adequacy by the Securities and Exchange Commission.

© 2003 Bally Total Fitness Holding Corporation













BALLY TOTAL FITNESS HOLDING CORPORATION
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
www.ballyfitness.com













BALLY TOTAL FITNESS HOLDING CORPORATION
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
www.ballyfitness.com